AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 6, 2001
================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO
            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                (FINAL AMENDMENT)

                            ------------------------

                             SILICONIX INCORPORATED
                       (NAME OF SUBJECT COMPANY (ISSUER))

                            ------------------------

                          VISHAY INTERTECHNOLOGY, INC.
                                       AND

              VISHAY TEMIC SEMICONDUCTOR ACQUISITION HOLDINGS CORP.
                                   (OFFERORS)

                 (NAMES OF FILING PERSONS (IDENTIFYING STATUS AS
                        OFFEROR, ISSUER OR OTHER PERSON))

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                    82707923
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                                   AVI D. EDEN
                        C/O VISHAY INTERTECHNOLOGY, INC.
                               63 LINCOLN HIGHWAY
                        MALVERN, PENNSYLVANIA 19355-2120
                                 (610) 644-1300

  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSONS AUTHORIZED TO RECEIVE NOTICES
                 AND COMMUNICATIONS ON BEHALF OF FILING PERSONS)

                            ------------------------

                                    COPY TO:
                             ABBE L. DIENSTAG, ESQ.
                       KRAMER LEVIN NAFTALIS & FRANKEL LLP
                                919 THIRD AVENUE
                            NEW YORK, NEW YORK 10022
                                 (212) 715-9100
================================================================================

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer:

      Check the appropriate boxes below to designate any transactions to which the statement relates:

      [X]  third-party tender offer subject to Rule 14d-1.

      [ ]  issuer tender offer subject to Rule 13e-4.

      [ ]  going-private transaction subject to Rule 13e-3.

      [X]  amendment to Schedule 13D under Rule 13d-2.

      Check the following box if the filing is a final amendment reporting the results of the tender offer: [ X ]

      This Final Amendment amends the Tender Offer Statement on Schedule TO (as amended, this "Schedule TO"), filed by Vishay Intertechnology, Inc. ("Vishay"), a Delaware corporation, and Vishay TEMIC Semiconductor Acquisition Holdings Corp. ("Vishay TEMIC"), a Delaware corporation and a wholly-owned subsidiary of Vishay. This Schedule TO relates to the offer by Vishay TEMIC to exchange Vishay shares of common stock, par value $0.10 per share, for each outstanding share of common stock, par value $0.01 per share, of Siliconix incorporated, a Delaware corporation, that Vishay and its subsidiaries do not own, upon the terms and subject to the conditions set forth in the Prospectus dated June 21, 2001 and in the related Letter of Transmittal, copies of which have been filed as exhibits to this Schedule TO.

      On July 6, 2001, Vishay issued a press release announcing that the offer expired at 5:00 p.m., New York City time, on Thursday, July 5, 2001 without the acceptance of the tendered shares.

      It was a non-waivable condition of the offer that there be validly tendered and not withdrawn a majority of the shares of Siliconix not already owned by Vishay. This condition was not satisfied. According to the American Stock Transfer & Trust Company, the exchange agent for the offer, 2,347,200 Siliconix shares were tendered, constituting approximately 40% of the 5,849,040 shares not owned by Vishay. A copy of the press release is attached hereto as Exhibit (a)(29).

ITEM 12.  MATERIAL TO BE FILED AS EXHIBITS.

      Item 12 is amended by adding the following exhibit:

(a)(29)  Press Release issued by Vishay on July 6, 2001.



      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    VISHAY INTERTECHNOLOGY, INC.


                                    By: /s/ Avi D. Eden
                                       -------------------------------
                                    Name:   Avi D. Eden
                                    Title:  Vice Chairman of the Board,
                                            Executive Vice President and
                                            General Counsel



                                    VISHAY TEMIC SEMICONDUCTOR ACQUISITION
                                    HOLDINGS CORP.


                                    By: /s/ Avi D. Eden
                                       -------------------------------
                                    Name:  Avi D. Eden
                                    Title: Vice President

Dated: July 6, 2001